Management's Discussion and Analysis of Operations and Financial Condition

(US dollars, in accordance with Canadian GAAP)

Forward-Looking Statements

This annual report contains certain "forward-looking statements" that involve a number of risks and uncertainties. Such forward-looking statements include among other things, statements regarding targets or production estimates, cash operating costs, capital expenditures and reserves and resources. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risks and Uncertainties" in this report.

Overview

With the acquisition of a portfolio of producing, feasibility stage and exploration assets in Brazil and a strengthened corporate and technical team, the Company has successfully transformed itself and strengthened its financial position over the past fiscal year.

Since the previous year end, the Company has undergone a significant transformation. The principal changes are as follows:

1. Acquired the operating mine Fazenda Brasileiro in Brazil for cash consideration of $20.9 million.
2. Acquired three feasibility stage projects in Brazil: São Francisco/São Vicente, Fazenda Nova and Chapada for share consideration.
3. Raised Cdn$83.2 million cash in equity financings.
4. Changed its name to Yamana Gold Inc.
5. Consolidated shares on the basis of one new common share for each 27.86 old common shares held.
6. Appointed new management for the Company.

These changes effectively re-created the Company by:

1. Providing production at an annual rate of more than 100,000 oz. of gold per year.
2. Providing feasibility stage projects to increase future production levels.
3. Providing a large exploration portfolio (among the largest in Brazil with over 850,000 hectares of mineral concessions).
4. Establishing a firm financial base to move forward with $34.6 million of cash and no debt.

This significant transformation has led the Company into a completely new and promising direction. The Company is well capitalized, and subject to completion of proposed financing for the Chapada project, has access to sufficient funds for all of its projects. Readers are cautioned that financial results reported for fiscal year ends 2003 and prior do not reflect the current vision, mandate and strategy of the "new" Yamana Gold Inc.

Review of Financial Results

The Company has recorded earnings for the year ended February 29, 2004 of $1,007,646 compared to a loss of $3,391,949 in fiscal 2003 and a loss of $11,028,955 in fiscal year 2002. The substantial improvement in net earnings is due entirely to earnings from the Fazenda Brasileiro Mine. In conjunction with the Company's transformation, earnings for the current fiscal year were reduced by higher general and administrative costs of $3.4 million for the year and by severance costs of $715,818 due to the closing of the Spokane head office. General and administrative costs have increased due to a duplication of costs due to an overlapping period of having both a Spokane and a Toronto office, higher legal and listing fees in respect of obtaining the listings on the American Stock Exchange and London Stock Exchange Alternative Investment Market, establishing an office in Brazil and increased investor relations activities.

"With the acquisition of a portfolio of producing, feasibility stage and exploration assets in Brazil and a strengthened corporate and technical team, the Company has successfully transformed itself and strengthened its financial position over the past fiscal year"

The Company maintains a strong balance sheet, has no debt and a cash position of $34.6 million.

Investment income was $482,830 for the fiscal year, compared to $157,907 in fiscal 2003 and $22,628 in fiscal 2002. The increase in investment income is a result of the improved cash position of the Company due to equity financings during the year. The Company maintains a conservative investment strategy for surplus cash where funds are invested only in highly liquid and secure investments which can be redeemed on short notice and at no or little additional cost.

Basic and diluted earnings per share was $0.02, compared to a loss per share of $(1.45) for fiscal 2003 and $(5.84) for fiscal 2002. Earnings per share for the fiscal year February 29, 2004 is calculated based on the weighted average number of shares outstanding of 43,674,659.

The table below presents selected financial data for the Company's three most recently completed fiscal years.

	February 29, 2004	*February 28, 2003*	*February 28, 2002*
Financial results			
Revenues	**$ 19,811,377**	$ –	$ 5,840,154
Net earnings (loss) for the year	**$ 1,007,646**	$ (3,391,949)	$ (11,028,955)
Basic and diluted earnings (loss) per share	**$ 0.02**	$ (1.45)	$ (5.84)
Financial Position			
Total assets	**$ 93,948,061**	$ 6,620,806	$ 10,142,315
Total long-term liabilities	**$ 7,657,229**	$ 1,500,357	$ 1,587,279
Operating results			
Gold production (ounces)	**56,794**	–	–
Gold sales (ounces)	**49,989**	–	–
Per ounce data:			
Cash costs per ounce produced	**$ 216**	$ –	$ –
Average gold price realized	**$ 396**	$ –	$ –

Mine Operations

The Company has recorded revenues of $19.8 million relating to its gold sales. Revenues had not been recorded by the Company since fiscal year 2002, at which time it recorded silver revenues of $5.8 million. The Company acquired the operations at the Fazenda Brasileiro Mine effective August 15, 2003. Gold sales were delayed until a reasonable gold inventory was built up and shipped to São Paulo for refining. During the fiscal year there were 49,989 ounces of gold sold from a total of 56,794 ounces produced at Fazenda Brasileiro Mine. The average sale price per ounce sold was $396 for total revenues during the year of $19.8 million. A total of 539,802 tonnes were milled during the year, and the mill recovery rate was 95.5%. In addition, 109,897 tonnes of open pit material was heap leached with a recovery rate of 71.4%.

Total cash costs per ounce at the time of acquiring the mine were approximately $240 per ounce of gold. Various cost cutting measures and operational improvements have been successfully implemented and cash costs per ounce were reduced by approximately $25 per ounce, to an average cash cost per ounce of $216 for the 2004 fiscal year. These measures included a reduction in workforce, rationalization of management, procurement and administration changes, work shift changes and increased underground development work.

Gold production decreased slightly in the fourth quarter due to bad weather during the month of February, including heavy rains which hindered production levels for that month. Inventory at fiscal year end amounted to $3.8 million of which $1.7 million consisted of 6,805 ounces of gold and $1.6 million of supplies and materials.

General and Administrative Expenses

General and administrative expenses were $3,431,735, compared to $1,408,337 in 2003 and $1,180,944 in 2002. The increase is due to the following:

- An overlapping period in which the Company supported both a Spokane and a Toronto office, during the period of transition.
- Increased professional fees as a result of listing the Company on the London Stock Exchange Alternative Investment Market and the American Stock Exchange.
- Increased exchange listing fees and dues with the additional listing on the London Stock Exchange Alternative Investment Market and American Stock Exchange and increased filing fees on previously existing exchange listings as a result of an increase in shares issued and outstanding. Listing fees and dues increased by approximately $360,000 of which approximately $240,000 is not expected to recur if current share capital and listing status remains unchanged.
- Fees and expenses related to the Board of Directors, as the directors were previously not paid.
- Amounts related to marketing and promoting the Company. Costs related to attending various key industry conferences, amounts related to the new listing and other numerous marketing initiatives has increased from fiscal 2003. Current management of the Company believes in a strong marketing plan for the Company which has proven to be effective and beneficial for the shareholders over the past fiscal year.

Foreign Exchange

A foreign exchange gain of $157,168 is reported on the financial statements. The exchange gain is primarily due to the Company holding the majority of cash balances in Canadian dollars. In accordance with Canadian generally accepted accounting principles, the Company translates non US dollar monetary items at period end rates and recognizes the gain or loss on translation in the period. As such, this results in an unrealized foreign exchange gain during periods when the Canadian dollar appreciates vis-à-vis the US dollar. The US-Cdn dollar exchange rate as at February 29, 2004 per the Bank of Canada was $1.34 compared to $1.48 as at February 28, 2003.

The Company's revenues are denominated in US dollars; however the Company's expenses are denominated in a variety of US and Cdn dollars and Brazilian reais. Accordingly, the fluctuations of the exchange rates may significantly impact the results of operation.

Liquidity and Capital Resources

The Company has established a strong financial base to move forward with $34.6 million of cash and no indebtedness. Working capital has substantially increased to $35.8 million, compared to $(0.4) million in 2003 and $(3.5) million in 2002. The Company has successfully raised Cdn$83.2 million of gross proceeds from equity financings during the fiscal year of which $20.9 million was used to acquire the Fazenda Brasileiro Mine. Remaining proceeds will be used to finance the capital expenditures for the construction of future mines. Cash flow generated from operations was $5.6 million compared to an outflow of $0.8 million in fiscal 2003. Cash flow from operations consists mainly of operating results from Fazenda Brasileiro Mine. Prior to the third quarter, there were no mining operations as the Fazenda Brasileiro Mine was acquired in the middle of August 2003. Cash flow from investing activities was an outflow of $28.1 million consisting of the acquisition of the Fazenda Brasileiro Mine for $22.1 million, including costs and an additional $6 million on other mineral property expenditures and fixed assets.

"The Company continues to employ a strong balance sheet, showing no debt for the current year end and a significantly strong cash position of $34.6 million"

Financing Activities

During the year, the Company successfully raised aggregate proceeds of Cdn$83.2 million through equity financing.

In August 2003, the Company received Cdn$51.1 million, net of issue costs of Cdn$4.4 million, from the issue of 46,250,000 subscription receipts which were subsequently converted to 46,250,000 common shares and 23,125,000 share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company for Cdn$1.50 and expires July 31, 2008. Part of the proceeds from the issue were used to finance the purchase of Fazenda Brasileiro Mine.

In December 2003, the Company received an additional Cdn$26 million, net of issue costs of Cdn$1.8 million from the issue of 8,665,000 common shares. Proceeds from the issue are to be used to finance the construction of future mines.

As at year end, the Company has 95,060,749 common shares outstanding and 41,431,376 share purchase warrants outstanding. Expiry dates on share purchase warrants range from 2004 to 2008, and exercise prices range from Cdn$7.24 to Cdn$1.50. A total of 40.6 million of the warrants have an exercise price of Cdn$1.50, expiring on July 31, 2008. Shareholders' equity as at February 29, 2004 was approximately $81.3 million compared to $3.8 million as at February 28, 2003.

In addition to Yamana's TSX listing, the common shares commenced trading on the London Stock Exchange Alternative Investment Market under the symbol "YAU" on November 28, 2003 and on the American Stock Exchange (AMEX) on December 5, 2003 under the symbol "AUY".

Asset Acquisitions

The Company acquired the São Francisco/São Vicente and Fazenda Nova gold properties, the Chapada copper-gold project and a large portfolio of exploraton concessions in Brazil on August 12, 2003. Consideration for the acquisition consisted of 34,885,713 common shares and 17,442,856 share purchase warrants. The assets have been recorded in the financial statements at the carrying cost of the vendor. Equity issued on the acquisition has been recorded at $18.3 million, net of issue costs. The assets consist of advanced stage projects and extensive exploration claims.

On August 15, 2003, the Company acquired the Fazenda Brasileiro Mine in Brazil from Companhia Vale do Rio Doce ("CVRD") for cash consideration of $20.9 million. Acquisition costs incurred totaled $1.2 million. The acquisition was accounted for using the purchase method, with the results of operation from Fazenda Brasileiro Mine being included with those of the Company as of August 15, 2003. The allocation of the purchase price was based on the fair value of the net assets acquired as follows (in thousands):

Inventory	$	2,237
Property, plant and equipment		18,446
Mineral properties		6,728
Other long-term liabilities		(5,313)
Total purchase price	$	22,098

The Fazenda Brasileiro Mine is currently the Company's only producing mine and produces at a rate of more than 100,000 ounces per annum.

As a result of these acquisitions, a total of approximately $44 million has been capitalized during the year. Depletion of mineral properties and amortization of preproduction and development costs are provided on a unit-of-production basis.

These acquisitions resulted in the Company becoming a significant gold producer in Brazil and one of Brazil's largest gold exploration landholders.

Share Incentive Plan

A significant contributing factor to the Company's future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted a share incentive plan designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares. The Company has granted 5,325,000 options to employees, officers and directors as described in Note 12 to the consolidated financial statements. $0.6 million has been charged to operations in the current year with respect to the options issued under the share incentive plan.

Of the 5,325,000 options granted to employees, officers and directors, 5,000,000 options were granted at an exercise price of Cdn$1.67 for a ten year period. The Company had agreed to grant these options with an exercise price equal to the issue price of the 46,250,000 subscription receipts of Cdn$1.20 per subscription receipt. As these options were subsequently granted at an exercise price of Cdn$1.67 per share, the Company entered into subscriptions with employees for 808,000 common shares to allow the employees to further participate in the Company. The subscription has a deferred closing pending shareholder approval. The subscription price is Cdn$1.67 per share and the Company has also agreed to fund the subscription price totaling Cdn$1.35 million for a period of time.

Contractual Commitments

Year	*2004*	*2005*	*2006*	*2007*	*2008*
Office lease	$ 52,400	$ 62,900	$ 62,900	$ 62,900	$ 62,900

Related Party Transactions

The Company measures and records transactions with related parties at the amount of consideration established and agreed to by the related parties based on their estimate of fair market value. During the year the Company had transactions with related parties in the normal course of business as laid out in Note 16 to the consolidated financial statements.

Fourth Quarter Analysis

Consolidated net profit for the three months ended February 29, 2004 was $0.6 million, representing an increase of $2.7 million from the corresponding previous year's period. Inventory decreased from $4.8 million in the third quarter to $3.8 million in the fourth quarter as a result of increased sales and decreased production during the fourth quarter. Earnings per share for the fourth quarter was $0.01.

Revenues for the fourth quarter were $10.5 million, an increase of $1.1 million from the third quarter. Revenues for the fourth quarter have been adjusted by $0.4 million which was included in third quarter revenues and is now shown as a reduction in capitalized mineral property expenditures. Taking this adjustment into account, the average gold price realized during the fourth quarter was $407 per ounce sold, which is comparable to the average spot price for the quarter of $408 per ounce. Reflecting this adjustment, revenues increased as a result of both an increase in ounces sold and an increase in the average price per ounce.

The Company took over the operations at the Fazenda Brasileiro mine effective August 15, 2003. During the fourth quarter, 26,617 ounces were sold. Sales earned in the fourth quarter were $10.5 million. Gold production for the fourth quarter totaled 25,944 ounces of gold compared to production of 27,127 for the third quarter. The decrease in production from the previous quarter was due to bad weather in the month of February, including heavy rains which hindered production levels for that month. A total of 230,905 tonnes were milled during the fourth quarter and the mill recovery rate was 95.3%. In addition, 42,985 tonnes of open pit material was heap leached. The average total cash costs per ounce produced for the fourth quarter were $213, compared to $220 during the third quarter.

In December 2003, the Company received Cdn$27.7 million gross proceeds from the issue of 8,665,000 common shares. Issue costs were Cdn$1.8 million. Proceeds from the issue are to be used to finance the capital expenditures of future mines.

This financing has allowed the Company to increase its cash position to $34.6 million as at February 29, 2004 and improve its working capital position from a deficit of $0.4 million as at February 28, 2003 to a positive working capital balance of $35.8 million as at period end.

The Company generated cash flow from operations of $2.4 million for the three months ended February 29, 2004. For the fourth quarter, capital expenditures on fixed assets and mineral properties totaled approximately $3.3 million.

The table below presents selected financial data for the Company's most recently completed quarters:

	Revenues	*Net earnings (loss)*	*Basic and diluted net earnings (loss) per share*
February 29, 2004			
1st quarter	$ –	$ (394,786)	$ (0.13)
2nd quarter	$ –	$ (1,349,250)	$ (0.06)
3rd quarter	$ 9,358,676	$ 2,112,827	$ 0.03
4th quarter	$ 10,452,701	$ 638,855	$ 0.01
February 28, 2003			
1st quarter	$ –	$ (590,515)	$ (0.28)
2nd quarter	$ –	$ (386,247)	$ (0.11)
3rd quarter	$ –	$ (321,002)	$ (0.13)
4th quarter	$ –	$ (2,094,185)	$ (0.09)

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the year end. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

Closure and reclamation costs

The Company accrues reclamation and closure costs at their fair value. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company's interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and São Vicente have been recorded as a liability on acquisition. Fair value was determined as the discounted future cash expenditures. Additional charges to operations on a unit-of-production basis are made to fully accrue reclamation and closure expenses over the useful lives of the operations.

Depletion and impairment of mineral properties

Depletion on mineral properties is calculated based on a unit-of-production basis which is highly impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources as discussed under reserve estimates.

Management has reviewed the undiscounted future cash flows of its mining projects, based on a long-term gold price of $325 per ounce. Other estimates included in the determination of future cash flows include estimates on the amount of reserves, recoverable ounces and production levels. Based on this review, management has concluded that there

is no impairment in mineral properties as at the current fiscal year end. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

Differences between management's assumptions and market conditions could have a material effect in the future on the Company's financial position and results of operation.

Reserve Estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101 issued by the Canadian Securities Administrators. This standard lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and resources. This includes a requirement that a "qualified person" (as defined under the NI 43-101) to supervise the preparation of the reserve reports. The Company's reserve reports are prepared and reviewed by Mel Klohn, the Company's VP Exploration, who is a "qualified person".

The previous owner of the Brasileiro Mine estimated that proven and probable reserves were 232,900 ounces of gold at the time of the Company's acquisition. The year-end proven and probable reserves as at February 29, 2004 were 257,000 ounces of gold. This means that the Company replaced the number of ounces mined of 57,000 and added an additional 24,000 ounces for a total of approximately 80,000 ounces. A direct comparison is not however conclusive as the estimate by the previous owner was not prepared in accordance with NI 43-101 and therefore other reserve estimation differences could account for the increase in reserves. Total reserves and resources (excluding inferred resources) at year end were 324,000 ounces. The Company plans to continue an aggressive exploration program to expand the resources and reserves significantly.

The proven and probable reserves reported for the São Francisco/São Vicente project remain the same as reported on acquisition in August 2003. Bulk sample testing during the year indicates the possibility that prior drilling may be under estimating the actual grade. However, it cannot be determined at this time whether the reported reserves will be adjusted due to the bulk testing results.

The proven and probable reserves at Fazenda Nova have been updated by a new reserve report in November 2003 which increased contained gold by 40,000 ounces to 163,000 ounces. This has increased the mine life of Fazenda Nova to four years based on probable reserves and the current mine plan.

The Chapada project measured and indicated resources at the year end are approximately the same as at the acquisition of the deposit in August 2003. The reserve report was updated in January 2004 and a revised mine plan determined. The current mine plan reflects a 25 year mine life.

Last year, the Company reported a 540,000 ounce resource at the Cumaru project. This estimate was not NI 43-101 compliant. As no further reserve determination work has been completed, the Company is no longer reflecting this mineralization as resources. Further work is planned in 2004 to reassess the potential of the project.

It should be noted that reserves and resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Depreciation and amortization using the units of production would be impacted by a change in reserves/resources.

"The longer term plan of the Company includes reaching annual production levels of 400,000 ounces of gold per year by 2007 along with more than 100 million pounds of copper in concentrate"

Outlook

Future Construction

The work on the final feasibility study for the Fazenda Nova project was completed during the third quarter and the Company has started construction on the Fazenda Nova mine. Estimated construction costs are approximately $6.6 million and capital requirements for the construction will be funded from the Company's existing cash resources. Leaching is expected to commence during the second quarter with recovered gold to occur by year end. The mine plan forecasts an initial 143,000 ounces of gold production over a four year period.

The Company is also in the process of finalizing feasibility studies on its São Francisco and Chapada projects. It is anticipated that construction of both of these projects will commence during 2004. The capital costs of São Francisco and Chapada are estimated to be approximately $35 million and $153 million, respectively. The Company is also considering an operating plan for São Francisco which would not require it to purchase its own mine fleet. This would significantly reduce capital costs and initial indications are that operating costs would not change materially. The Company is in discussions with a mine fleet owner for contracting services. The São Francisco project is to be funded by existing cash resources and cash flow from operations. It is planned that the Chapada project will be funded with $90 million in debt and the balance from other sources. The Company believes it has cash on hand and access to funds to fully fund its development projects including Chapada. Based on the current development timetable, total capital expenditures are expected to be approximately $55 million in the fiscal year ending December 2004.

During the short year ending December 2004 (10 months), it is estimated that the Company will produce approximately 90,000 ounces of gold at a cash cost of approximately $210 per ounce.

The longer term plan of the Company includes reaching annual production levels of 400,000 ounces of gold per year by 2007 along with over 100 million pounds of copper in concentrate.

The Company plans to pursue further mining and exploration opportunities in the mining industry. The Company intends to move swiftly to become a major Brazilian gold producer and explorer and believes that the new Brazilian properties, together with further acquisitions in Latin America, will give the Company the critical mass necessary to become a mid-tier global gold producer with good exploration prospects.

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. The mining industry is intensely competitive and is highly dependent on the price of base metals.

A decline in the price of gold or copper and the activity in the mining sector could negatively impact the Company's operations.

The Company holds mining properties mainly in Brazil and as such is exposed to the laws governing the mining industry in that country. The Brazilian government is currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in that country.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company's best efforts, land title may still be affected by undetected defects.

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. The Company does not currently hedge foreign currency exposures.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Change in Year End

The Board of Directors has approved a change in the year end of the Company from February 28/29 to December 31. As such, the December 31, 2004 fiscal year's quarterly periods will be as follows:

	For the Period Ending	*Comparative Period*
Q1	June 30, 2004[(i)]	May 31, 2003
Q2	September 30, 2004	August 31, 2003
Q3 and Fiscal Year End	December 31, 2004	February 29, 2004

[(i)] Initial period is for the four month period.

Changes in Accounting Policies

The Company's accounting policies are in accordance with Canadian Generally Accepted Accounting Principles. During 2003, the Canadian Institute of Chartered Accountants ("CICA") issued section 3110 of the CICA Handbook, Asset Retirement Obligations which comes into effect for year ends beginning after January 1, 2004. The Company opted to early adopt this new standard in the current fiscal year, thus recognizing reclamation and closure costs associated with the mines at fair market value and amortizing these costs on a unit-of-production basis over the estimated life of the mines. The adoption of this policy has been applied retroactively.

Non-GAAP Measures

The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company's ability to generate earnings as cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute's Production Cost Standard.

Cautionary Note
Regarding Forward-looking Statements

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.